SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-14614
For the Month of           January 2006
PETROLEUM GEO-SERVICES ASA
(Translation of registrant’s name into English)
Strandveien 4
N-1366 Lysaker
                                                             Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ✓              Form 40-F _____
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____          No     ✓
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ____          No     ✓
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____          No     ✓
     This Report on Form 6-K is hereby incorporated by reference in the Registration Statement of Petroleum Geo-Services ASA on Form S-8 (SEC Registration No. 333-124881).

     On January 12, 2006, Petroleum Geo-Services ASA issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Press release dated January 12, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA (Registrant)
By:	/s/ Gottfred Langseth
Gottfred Langseth
Chief Financial Officer

Date: January 17, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated January 12, 2006

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